

Mail Stop 3561

November 14, 2006

Via Fax & U.S. Mail

Mr. Brian R. Schaefgen
Chief Financial Officer
Ambassadors International, Inc.
1071 Camelback Street
Newport Beach, CA 92660

> **Re: Ambassadors International, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the period ended September 30, 2006**
> **File No. 000-26420**

Dear Mr. Schaefgen:

We have reviewed your response letter dated November 13, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

Passenger Ticket Revenue and Cruise Onboard and Other Revenues, page 15

1. Refer to your responses to our previous comments 4 in your letter dated November 13, 2006 and 17 in your letter dated October 20, 2006. It appears that your responses contradict each other. The first line of the second paragraph in your response to comment 17 referenced above indicates gross treatment (full recognition of revenue and corresponding cost of sales), while you have indicated you utilize net treatment in your response to comment 4 in your most recent letter. From your income statement presentation in your Forms 10-Q, it appears you utilize net treatment, consistent with your most recent response. Please clarify. If your most recent response supporting the use of net treatment is inaccurate, please provide additional information supporting your use of gross treatment, consistent with your response dated October 20, 2006.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Part 1. Financial Information

Item 1. Financial Statements

Balance Sheet, page 1

2. Supplementally explain to us the nature and origin of your restricted cash balance. Please include in your response support for classifying it as an investing activity in your Statement of Cash Flows.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief